June 27, 2013
Securities and Exchange Commission	VIA EDGAR
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20548

Attn:  Division of Accounting, Mr. Jeff Long

Re:      Timothy Plan., File Nos. 811-08228 and 033-73248, Sarbanes-Oxley Review of Financial statements and Related items.

Mr. Long:

On behalf of the Timothy Plan (the “Trust”), we are filing this letter to respond to comments provided to the Trust as a result of your review of the Trust's financial statements and related matters.

1.
You noted that the EDGAR system indicated that the Trust's Money Market Fund was an active series.  You requested that the Trust amend its EDGAR system data to indicate that the Money Market Fund was inactive, and the Trust has made the necessary amendments.

2.
You noted that the EDGAR system indicated that the Trust's Class B shares were an active share class for the Funds.  You requested that the Trust amend its EDGAR system data to indicate that Class B shares were inactive, and the Trust has made the necessary amendments.

3.
You asked that in future financial statement filings in which Management's Discussion of Fund Performance were included, that one year Fund and Benchmark returns be included in all such submissions.  The Trust will make sure that such disclosures are included going forward.

4.
You noted that in the annual report for the Trust's fiscal year ended September 30, 2012, three funds had a return of capital.  You asked for confirmation that these items were effected in compliance with Section 19(a) of the 1940 Act, and we so confirm.

5.
You noted that portfolio turnover in the Defensive Strategies Fund was subject to significant variation, and you requested that disclosure be added to the prospectus to explain.  The Trust has added disclosure as requested.

6.
You pointed out that in Footnote 4 of the 2012 Annual Report, there was discussion of a voluntary fee waiver in effect for the Fixed income Fund.  It appeared that the annual report, prospectus and Fund Fact Sheet were not consistent in disclosing the voluntary fee waiver.  You asked that the Trust make all such disclosures consistent, and the Trust has done so.

7.
You noted that the Trust's Fact Sheet relating to the Conservative Growth Fund contains expense ratio disclosure that does not match the disclosure in the financial highlights table.  The Trust has addressed the inconsistency.

8.	You asked that additional disclosure be added to the Footnotes to address Regulation S-X issues relating to Funds of Funds, and such disclosure will be added in future filings.

9.
You asked that the Trust explain how 12b-1 fees were used when assets of certain Fund were owned in large part by other Timothy Plan Funds.  12b-1 fees are used to pay for distribution and marketing expenses and are reviewed by the Trust's Board on a quarterly basis.

10.
You requested that the Trust enhance the discussions relating to fees and performance in the Footnote Section relating to investment advisory agreement approvals.  The Trust will do so in future filings.

On behalf of the Trust, Arthur Ally, President of the Trust, acknowledges the comments provided herein and responded to by the Trust does not foreclose the Commission from taking any action with respect to any filing.  The Trust thereby further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of disclosure in any filing.  Moreover, the Trust will not assert the affirmative action by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

DRAKE COMPLIANCE, LLC

/s/  David D. Jones, Esq.
DAVID D. JONES, ESQ.